Exhibit 21.1

Subsidiaries of Anbio Biotechnology

Subsidiaries	Jurisdiction of Incorporation or Organization
Anbio Biotechnology	France
Anbio Biotechnology Limited	Hong Kong SAR
Anbio Biotechnology Limited	British Virgin Islands
Anbio Biotechnology Pty Ltd.	Australia
AnBai (Beijing) Biomedical Technology Limited	PRC
AnBiAo Biotechnology (Xiamen) Limited	PRC
Beijing AnBiAo Biotechnology Limited	PRC
LoviWell Inc.	British Virgin Islands
LoviWell Inc.	State of Delaware
PharVac Limited	British Virgin Islands
PharVac Inc.	State of Delaware